February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert Sasha Parikh Lynn Dicker Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 4 to Registration Statement on Form S-1 Filed December 9, 2021 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1, filed with the Commission on December 9, 2021 (the “Amendment No. 4”), as set forth in your letter dated December 30, 2021 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently submitting to the Commission via EDGAR Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”), which includes changes that reflect responses to the Staff’s comments, and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 4, and page references in the Company’s responses refer to Amendment No. 5.

Amendment No. 4 to Form S-1 Filed December 9, 2021

Cover Page

1.

We note your response to prior comment 1 and to comment 1 in our letter dated August 19, 2021. If true, disclose that the contractual arrangements you have with a variable interest entity (VIE) based in China have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■  Los Angeles, CA 90067 ■  Tel 310.586.7700  ■  Fax 310.586.7800

U.S. Securities and Exchange Commission

February 11, 2022

Response to Comment No. 1:

The Company has added the relevant disclosure on the prospectus cover page and page 1 under “Prospectus Summary – The VIE and China Operations” to state that (i) the contractual arrangements the Company has with the VIE have not been tested in court; and (ii) the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operation company in response to the Staff’s comments.

The Company also refers the Staff to the current disclosure in the sixth paragraph on the prospectus cover page: “If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo or forfeit our rights under the contractual arrangements. We and investors in our Class A common stock face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Yubo and, consequently, significantly affect our financial condition and results of operations. If we are unable to claim our right to control the assets of Yubo, our Class A common stock may decline in value or become worthless.” The Company believes the current disclosure adequately addresses the Staff’s comments with respect to the acknowledgment that Chinese regulatory authorities could disallow the VIE structure and the material risks that could result from that.

2.

We note your response to prior comment 2 and to comment 2 in our letter dated August 19, 2021. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response to Comment No. 2:

The Company respectfully advises the Staff that the Company’s auditor, Michael T. Studer CPA P.C., an independent registered public accounting firm headquartered in the United States, was not included in the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16, 2021. The auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis, and all of the audits of the consolidated financial statements of the Company and its subsidiaries were performed by such auditor in the United States.

The Company further respectfully advises the Staff that it believes the Holding Foreign Companies Accountable Act and related regulations do not currently affect the Company for the following reasons:

•	none of the Company’s board of directors or senior management (including of any subsidiary) is an official of the Communist Party of China;

•	none of the Company’s shares is owned by any Chinese government entities; and

•	none of the charters of the Company or any of its subsidiaries contains any text that was mandated by the Communist Party of China.

U.S. Securities and Exchange Commission

February 11, 2022

The Company has added the disclosure that (i) its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021; and (ii) it believes the Holding Foreign Companies Accountable Act and related regulations do not currently affect the Company on the prospectus cover page accordingly.

3.

We note your response to prior comment 3 and to comment 3 in our letter dated August 19, 2021. If true, disclose that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response to Comment No. 3:

The Company has added the disclosure that the VIE is consolidated for accounting purposes on the prospectus cover page and page 1 under “Prospectus Summary – The VIE and China Operations” in response to the Staff’s comments.

The Company also refers the Staff to the current disclosure in the middle of the fifth paragraph on the prospectus cover page: “Yubo conducts the day-to-day business operations in China and we [the Company] do not own any equity interest in Yubo.”

4.

We note your response to prior comment 4. Please expand your disclosure to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response to Comment No. 4:

The Company refers the Staff to the current disclosure towards the end of the eighth paragraph on the prospectus cover page: “On May 15, 2021, Yubo received $500,000 from Yubo Global in the form of a loan to fund Yubo’s operations. On September 15, 2021, Yubo Global received a loan of $1,538 from Yubo to supplement Yubo Global’s general working capital. These loans are non-interest bearing and payable on demand.” The Company respectfully advises the Staff that other than the abovementioned two loans, which have already been disclosed in the draft prospectus, there have been no transfers, dividends, or distributions made to date between the holding company, its subsidiaries, and the consolidated VIE, or to investors.

The Company further respectfully advises the Staff that these two inter-company loans were eliminated upon consolidation in accordance with U.S. GAAP. The Company has further added a cross-reference to Note 10: Due to Related Parties to the unaudited consolidated financial statements for the nine months ended September 30, 2021 and 2020 in response to the Staff’s comments.

The Company has further revised the disclosure on the prospectus cover page and on page 5 under “Prospectus Summary – Dividends and Other Distributions” to affirmatively state that no transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIE, or to investors, except as disclosed elsewhere in the draft prospectus.

U.S. Securities and Exchange Commission

February 11, 2022

Prospectus Summary, page 1

5.

We note your response to prior comment 6 and to comment 6 in our letter dated August 19, 2021. Please expand to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment No. 5:

Based upon the recent regulatory developments in China, the Company has revised the disclosure regarding the permission requirements from the CSRC, the CAC, and other regulatory authorities on pages 3 and 4 and the risk factors titled “Yubo’s business might be subject to various evolving PRC laws and regulations regarding cybersecurity, data privacy, and data security. Failure of cybersecurity, data privacy, and data security compliance could subject Yubo to penalties, damage its reputation and brand, and harm its business and results of operations.” and “The approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long Yubo will be able to obtain such approval. Any failure to obtain or delay in obtaining such approval for this offering would subject Yubo to sanctions imposed by the CSRC or other PRC government authorities.” on pages 10 and 17, respectively, in response to the Staff’s comments. The Company believes the revised disclosure adequately addresses the Staff’s comments regarding the disclosure of consequences if the Company, its subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the Company is required to obtain such permissions or approvals in the future.

The Company refers the Staff to the current disclosure under “Prospectus Summary – Regulatory developments - Others” on page 4 regarding the licenses, permits, and approval that the VIE is required to obtain in order to operate its business in China and that “Yubo has obtained such licenses and approvals and, to date, no application for any such licenses and approvals has been denied.”

6.	We note your response to prior comment 7 and to comment 7 in our letter dated August 19, 2021 and reissue it in part. Please revise to address the following:

•	Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements;

•

Expand to identify the entity of your business responsible for meeting the PRC requirements for appropriation to the statutory reserves and identify any conditions you must satisfy to meet such requirements; and

•	Disclose, if true, that there has been no capital flow from your WFOE, Yubo Chengdu, to the VIE, Yubo Beijing and describe your intentions for any such future capital flows.

U.S. Securities and Exchange Commission

February 11, 2022

Your disclosure should make clear if no transfers, dividends, or distributions have been made to date among you and any of your subsidiaries and the VIE.

Response to Comment No. 6:

•

The Company refers the Staff to the current disclosure in the third paragraph on page 5: “As an early-stage company, we do not intend to distribute earnings or settle amount owed under the VIE agreements, if any, in the near future.”

•

The Company respectfully advises the Staff that the Company’s Chinese subsidiaries, namely Yubo Chengdu and Yubo Global, as well as the VIE and its wholly-owned subsidiary, Yubo Jingzhi, are required to meet the PRC requirements for appropriation to the statutory reserves and the Company has added the identities of such Chinese entities on page 5 in response to the Staff’s comments.

With respect to the conditions the abovementioned Chinese entities must satisfy to meet the statutory reserve requirements, the Company refers the Staff to the current disclosure beginning from the middle of the fourth paragraph on page 5: “In addition, …is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the Chinese subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends.” The Company believes the current disclosure adequately addresses the Staff’s comments with respect to the conditions the Company, any of its subsidiaries, or the VIE must satisfy to meet the statutory reserve requirements in China.

•

The Company refers the Staff to the current disclosure in the second paragraph on page 5: “There has been no capital flow from our WFOE, Yubo Chengdu, to Yubo.” With respect to the Company’s intentions for any future capital flows, the Company respectfully advises the Staff that it intends to use the net proceeds from this offering to expand Yubo’s operations in China and fund the operations of Yubo’s stem cell storage facilities in the form of capital contributions or loans, and it has added such disclosure on pages 5 and 29 in response to the Staff’s comment.

With respect to the disclosure regarding any transfers, dividends, or distributions that have been made to date among the Company, any of its subsidiaries and the VIE, please refer to the Company’s response above to Comment No. 4.

7.

We note your response to prior comment 8. Please revise the Summary section disclosure to clarify that you are the primary beneficiary of the VIE for accounting purposes and describe the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response to Comment No. 7:

The Company has added the disclosure that it is the primary beneficiary of the VIE for accounting purposes on the prospectus cover page and page 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

February 11, 2022

The Company respectfully advises the Staff that with respect to the conditions it has satisfied for consolidation of the VIE under U.S. GAAP, the Company has adopted ASC 810: “Consolidation” for the consolidation of the VIE.

The Company has further added the disclosure that the VIE agreements have not been tested in a court of law on the prospectus cover page and page 1 in response to the Staff’s comment.

8.

We note your response to comment 8 in our letter dated August 19, 2021. To the extent you have not done so, please revise to ensure that the schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately presents major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response to Comment No. 8:

As the Company stated in its letter to the Staff dated October 12, 2021, because the Reverse Merger transaction was consummated in January 2021, the audited consolidated financial statements for the years ended December 31, 2019 and 2020 accompanying the draft registration statement on Form S-1 do not include the financial results of the current parent issuer, which is the New York holding company. The Company instead provided to the Staff the pro forma financial statements depicting the financial position, cash flows, and results of operations for the parent, the consolidated VIE, and any eliminating adjustments, as if the Reverse Merger was completed in 2020 and 2019, on Exhibit 99.1 to the draft registration statement. Such pro forma financial statements separately present major line items, such as revenue and cost of goods sold, and subtotals and disaggregated intercompany amounts, and they also disaggregate the parent New York holding company, which is the primary beneficiary of the VIE, the VIE, and an aggregation of other entities that are consolidated. The Company believes these pro forma financial statements provide sufficient information for an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with inter-company transactions.

9.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response to Comment No. 9:

Please refer to the Company’s response to Comment No. 2 above.

Risk Factors, page 6

10.

We note your response to comment 9 in our letter dated August 19, 2021. We note from your audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

U.S. Securities and Exchange Commission

February 11, 2022

Response to Comment No. 10:

The Company has added a risk factor on page 12 in response to the Staff’s comments to discuss the risks, among others, that if in the future the PCAOB is unable to inspect or investigate the Company’s auditor completely or the SEC identifies the Company as a Commission-Identified Issuer (as defined in the final rules), and as a result, NASDAQ may delist the Company’s securities and that the Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three as currently provided by the HFCAA.

11.

Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before a subject company’s securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. If you do not believe you are subject to the HFCAA, please also disclose this and disclose the basis for your belief.

Response to Comment No. 11:

Please refer to the Company’s response to Comment No. 2 above.

Please also refer to the added risk factor in response to Comment No. 10 above with respect to the disclosure of risks related to the implementation of the HFCAA.

Risk Factors

We have a history of losses and may continue to incur losses in the future, which raises substantial doubt..., page 22

12.

We note your disclosures regarding the “explanatory paragraph to our independent registered public accounting firm’s report on our unaudited financial statements as of and for the nine months ended September 30, 2021.” The independent registered public accounting firm’s report on page F-2 is on the audited financial statements as of and for the year ended December 31, 2020. Please revise to reconcile this disclosure.

Response to Comment No. 12:

The Company has revised the disclosure to state that “…..our ability to continue as a going concern as described in Note 3: Going Concern to our unaudited financial statements as of and for the nine months ended September 30, 2021.” on page 22 in response to the Staff’s comments.

CAPITALIZATION, page 31

U.S. Securities and Exchange Commission

February 11, 2022

13.

Your cash balance presented on page F-21 is $62,953. Please tell us why this cash amount is omitted from your actual and as adjusted cash balances on page 31. Revise your presentation as necessary to correct this apparent inconsistency, and round your cash balance line items here on page 31 to the nearest dollar consistent with the rest of the presentation here.

Response to Comment No. 13:

The Company has revised the capitalization table on page 31 to, among other things, reflect a cash balance of $62,953 in response to the Staff’s comments.

Operating Expenses, page 55

14.

On page 58 you state that “During the next 12 months, Yubo expects to incur significant research and development expenses with respect to its products.” Please disclose the amount of R&D expense for the three and nine months ended September 30, 2021 or provide a statement that such expense was not material for those periods, if true.

Response to Comment No. 14:

The Company respectfully advises the Staff that its R&D expense for the three and nine months ended September 30, 2021 was $0 and $15,232, respectively. Accordingly, the Company has revised the disclosure on page 58 in response to the Staff’s comments.

Results of Operations

Results of Operations for the Three Months Ended September 30, 2021 and for the Nine Months Ended September 30, 2021

Sales, Cost of Goods Sold and Gross Profit, page 55

15.

Please explain the reason(s) for the significant decrease in oral liquid health products in the quarter ended September 30, 2021 compared to the first two quarters in 2021. Include in your discussion if you expect this decline to continue as a future trend or seasonal issue.

Response to Comment No. 15:

The Company respectfully advises the Staff that the Company made certain adjustments in the pricing policy of and marketing strategies for its oral liquid health products in the three months ended September 30, 2021, which had temporarily impacted the sales of such products. The Company believes that the sales of oral liquid health products will gradually increase in the future when its new pricing policy and market strategies become finalized and are being consistently implemented.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation, page F-8

16.

We note your discussion of the contractual arrangements on pages F-9 and F-27. Please revise to consistently refer to the entities using the same defined terms. For example, in the table of entities on pages F-8 and F-27 you define Yubo International Biotech (Chengdu) Limited as “Yubo Chengdu” but refer to it as “Yubo WFOE” in the description of the arrangements. Additionally, you refer to an agreement between Yubo, Yubo WFOE, and the Yubo Shareholders, however, none of the entities in the tables on page F-8 or F-27 are defined as solely “Yubo.”

U.S. Securities and Exchange Commission

February 11, 2022

Response to Comment No. 16:

The Company has revised the references to the entities on pages F-9 and F-27 in response to the Staff’s comments.

 _________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 5 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP